Exhibit 99.1

FOR IMMEDIATE RELEASE     July 26, 2023
(All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES SECOND QUARTER 2023 FINANCIAL RESULTS

Q2 2023 revenue & non-IFRS adjusted EPS* above the high end of guidance ranges;
2023 outlook raised

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended June 30, 2023 (Q2 2023)†.

"Celestica delivered another strong quarter, exceeding the high end of our guidance ranges on revenue and non-IFRS adjusted EPS*, with our non-IFRS operating margin* firmly above 5.0%,” said Rob Mionis, President and CEO, Celestica.

“Our business delivered solid results as our team continues to execute on our strategic plan and meet the evolving needs of our customers. Our diversified portfolio is driving revenue growth and margin expansion, despite softness in the Semi Capital Equipment market. We are pleased to raise our 2023 annual financial outlook, and expect our strong performance to continue into 2024 as all of our markets are poised for growth.”

Q2 2023 Highlights

• Key measures:
•Revenue: $1.94 billion, increased 13% compared to $1.72 billion for the second quarter of 2022 (Q2 2022).
•Non-IFRS operating margin*: 5.5%, compared to 4.8% for Q2 2022.
•ATS segment revenue: increased 24% compared to Q2 2022; ATS segment margin was 4.8%, compared to 4.5% for Q2 2022.
•CCS segment revenue: increased 5% compared to Q2 2022; CCS segment margin was 6.0%, compared to 5.0% for Q2 2022.
•Adjusted earnings per share (EPS) (non-IFRS)*: $0.55, compared to $0.44 for Q2 2022.
•Adjusted return on invested capital (adjusted ROIC) (non-IFRS)*: 20.0%, compared to 16.2% for Q2 2022.
•Adjusted free cash flow (non-IFRS)*: $66.8 million, compared to $43.3 million for Q2 2022.
• Most directly comparable IFRS financial measures to non-IFRS measures above:
•Earnings from operations as a percentage of revenue: 4.5%, compared to 3.7% for Q2 2022.
•EPS: $0.46, compared to $0.29 for Q2 2022.
•Return on invested capital (IFRS ROIC): 16.5%, compared to 12.3% for Q2 2022.
•Cash provided by operations: $130.2 million, compared to $86.9 million for Q2 2022.
•Repurchased 1.4 million subordinate voting shares (SVS) for cancellation for $15.0 million under our normal course issuer bid.

† Celestica has two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 3 to our June 30, 2023 unaudited interim condensed consolidated financial statements (Q2 2023 Interim Financial Statements) for further detail.
* Non-International Financial Reporting Standards (IFRS) financial measures (including ratios based on non-IFRS financial measures) do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar financial measures presented by other public companies that report under IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary

Information” below for information on our rationale for the use of non-IFRS financial measures. See Schedule 1 for, among other items, non-IFRS financial measures included in this press release, their definitions, uses, and a reconciliation of historical non-IFRS financial measures to the most directly comparable IFRS financial measures. Schedule 1 also includes a description of modifications to: (i) the IFRS financial measure on which the measure we refer to as IFRS ROIC is based (commencing in Q3 2022); and (ii) the calculation of certain non-IFRS financial measures resulting from: (x) a recently-applicable exclusion related to our total return swap (commencing in the first quarter of 2023); and (y) the addition of certain costs to other charges (commencing in Q2 2023), substantially all of which for Q2 2023 consisted of Secondary Offering Costs (defined therein). Prior period reconciliations and calculations with respect to non-IFRS ROIC reflect the current presentation. The most directly comparable IFRS financial measures to non-IFRS operating margin, non-IFRS adjusted EPS, non-IFRS adjusted ROIC and non-IFRS adjusted free cash flow are earnings from operations as a percentage of revenue, EPS, IFRS ROIC, and cash provided by operations, respectively.

Third Quarter of 2023 (Q3 2023) Guidance‡

Q3 2023 Guidance
Revenue (in billions)	$1.90 to $2.05
Non-IFRS operating margin*	5.6% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$66 to $68
Adjusted EPS (non-IFRS)*	$0.56 to $0.62

For Q3 2023, we expect a negative $0.17 to $0.23 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), and restructuring charges; and a non-IFRS adjusted effective tax rate* of approximately 19% (which does not account for foreign exchange impacts or unanticipated tax settlements).

2023 Outlook Raised‡

Based on our strong performance in Q2 2023 and our current and expected levels of demand, our 2023 outlook currently consists of:

•revenue of at least $7.85 billion (our previous outlook was at least $7.6 billion);
•non-IFRS operating margin* of 5.5% (our previous outlook was between 5.0% to 5.5%);
•non-IFRS adjusted EPS* of $2.25 (our previous outlook was between $2.00 and $2.05); and
•non-IFRS adjusted free cash flow* of $125 million.

Achievement of our current 2023 revenue and non-IFRS adjusted EPS* outlook would represent an at least 8% revenue growth rate and an 18% non-IFRS adjusted EPS* growth rate from 2022.

2024 Outlook‡

As we look forward to 2024, we expect revenue growth across each of our businesses, supported by anticipated strong secular tailwinds and new program wins. We believe that this growth, with continuing margin strength, will lead to non-IFRS adjusted EPS* growth of 10%, or more in 2024, relative to our 2023 outlook.

* See Schedule 1 for the definitions of, and recent modifications to, certain of these non-IFRS financial measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

‡ Although we have incorporated the anticipated impact of supply chain constraints and demand softness in our Capital Equipment business into our financial guidance and outlook to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainly, and may be materially in excess of our expectations.

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Summary of Selected Q2 2023 Results

	Q2 2023 Actual	Q2 2023 Guidance (2)
Key measures:
Revenue (in billions)	$1.94	$1.75 to $1.90
Non-IFRS operating margin*	5.5%	5.2% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$65.9	$64 to $66
Adjusted EPS (non-IFRS)*	$0.55	$0.44 to $0.50

Most directly comparable IFRS financial measures:
Earnings from operations as a % of revenue	4.5%	N/A
SG&A (in millions)	$69.1	N/A
EPS (1)	$0.46	N/A
* See Schedule 1 for, among other things, the definitions of, and exclusions used to determine, these non-IFRS financial measures, and a reconciliation of such non-IFRS financial measures to the most directly comparable IFRS financial measures for Q2 2023. Schedule 1 also includes a description of modifications to the calculation of certain non-IFRS financial measures as a result of: (x) a recently-applicable exclusion related to our total return swap (commencing in the first quarter of 2023); and (y) the addition of certain costs to other charges (commencing in Q2 2023), substantially all of which for Q2 2023 consisted of Secondary Offering Costs (defined therein).
(1) IFRS EPS of $0.46 for Q2 2023 included an aggregate charge of $0.21 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See the tables in Schedule 1 and note 8 to the Q2 2023 Interim Financial Statements for per-item charges. This aggregate charge was within our Q2 2023 guidance range of between $0.19 to $0.25 per share for these items.

IFRS EPS for Q2 2023 included: (x) a $0.03 per share net negative impact attributable to other charges (recoveries), consisting of a $0.04 per share negative impact attributable to restructuring charges and a $0.01 per share negative impact, substantially all of which was attributable to Secondary Offering Costs (defined in Schedule 1), offset in part by a $0.02 per share positive impact attributable to legal recoveries; and (y) a $0.02 per share negative impact arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries (Repatriation Expense). See notes 8 and 9 to the Q2 2023 Interim Financial Statements.

IFRS EPS for the first half of 2023 (1H 2023) included: (x) a $0.07 per share net negative impact attributable to other charges (recoveries), consisting primarily of a $0.08 per share negative impact attributable to restructuring charges and a $0.01 per share negative impact, substantially of which was attributable to Secondary Offering Costs (defined in Schedule 1), offset in part by a $0.02 per share positive impact attributable to legal recoveries; and (y) a $0.05 favorable tax impact attributable to the reversals of tax uncertainties in one of our Asian subsidiaries, offset in part by a $0.03 per share negative impact arising from Repatriation Expense. See notes 8 and 9 to the Q2 2023 Interim Financial Statements.

IFRS EPS of $0.29 for Q2 2022 included a $0.02 per share net positive impact attributable to other charges (recoveries), consisting primarily of a $0.03 per share positive impact attributable to Transition Recoveries (defined in Schedule 1), offset in part by a $0.01 per share negative impact attributable to restructuring charges. See note 8 to the Q2 2023 Interim Financial Statements. Although $92 million in write-downs to inventories, a building and equipment due to the June 2022 fire at our Batam, Indonesia facility (Batam Fire) were recorded in other charges (recoveries) in Q2 2022, an equivalent amount was also recorded in other charges (recoveries) as a recovery, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies.

IFRS EPS of $0.46 for the first half of 2022 (1H 2022) included: (i) a $0.02 per share net negative impact attributable to other charges (recoveries) (consisting most significantly of a $0.03 per share negative impact attributable to restructuring charges and a $0.01 per share negative impact attributable to Transition Costs, substantially offset by a $0.03 per share positive impact attributable to Transition Recoveries (each defined in Schedule 1)); (ii) as a result of supply chain constraints and COVID-19-related workforce expenses and constraints, a $0.03 per share negative impact attributable to estimated Constraint Costs (defined as both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and/or IT-related services to support our work-from-home arrangements); and (iii) a $0.04 favorable tax impact attributable to the reversal of tax uncertainties in one of our Asian subsidiaries. See notes 8 and 9 to the Q2 2023 Interim Financial Statements. See the preceding paragraph for a discussion of offsetting charges and recoveries pertaining to the Batam Fire.

(2) For Q2 2023, our revenue and non-IFRS adjusted EPS exceeded the high end of our guidance ranges, and non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, driven by unanticipated strong market demand. Non-IFRS adjusted SG&A for Q2 2023 was at the high end of our guidance range. Our IFRS effective tax rate for Q2 2023 was 16%. As anticipated, our non-IFRS adjusted effective tax rate for Q2 2023 was 21%.

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Secondary Offering

On June 5, 2023, the Company and Onex Corporation (Onex), our controlling shareholder, entered into an underwriting agreement (Underwriting Agreement) with RBC Capital Markets, LLC (Underwriter), relating to an underwritten secondary public offering (Secondary Offering) by Onex of 12 million SVS, approximately 11.8 million of which were issued upon conversion of an equivalent number of our multiple voting shares, which closed on June 8, 2023. The Underwriting Agreement contains customary provisions for agreements of this type. We did not sell any SVS in, and did not receive any proceeds from, the Secondary Offering. In connection with the Secondary Offering, we agreed to indemnify the Underwriter and Onex against certain claims, including certain claims under applicable U.S. and Canadian securities laws. The Company agreed to pay approximately $0.95 million of the aggregate fees and expenses of the Secondary Offering. Onex remains our controlling shareholder.

Credit Facility Amendment

On June 14, 2023, we amended our credit facility to replace LIBOR with the term Secured Overnight Financing Rate plus 0.1%. Such amendment did not have a significant impact on our Q2 2023 Interim Financial Statements.

Q2 2023 Webcast

Management will host its Q2 2023 results conference call on July 27, 2023 at 8:00 a.m. Eastern Daylight Time (EDT). The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information

In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS financial measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS financial measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 below.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For more information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

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Cautionary Note Regarding Forward-looking Statements
This press release contains forward-looking statements, including, without limitation, those related to: our anticipated financial and/or operational results and outlook, including statements made, and guidance and outlook provided, under the headings "Third Quarter of 2023 (Q3 2023) Guidance", "2023 Outlook Raised" and "2024 Outlook"; our credit risk; our liquidity; anticipated charges and expenses, including restructuring charges; the potential impact of tax and litigation outcomes; mandatory prepayments under our credit facility; interest rates; and our expectations with respect to insurance recoveries for tangible losses in connection with the Batam Fire. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” "target," "outlook," "goal," "guidance", “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict; managing changes in customer demand; our customers' ability to compete and succeed using our products and services; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronic manufacturing services (EMS) and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control (including those described in "External factors that may impact our business" in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)); defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; the scope, duration and impact of materials constraints; coronavirus disease 2019 (COVID-19) mutations or resurgences; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; the military conflict between Russia and Ukraine; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; our total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; the interest and actions of our controlling shareholder; our eligibility for foreign private issuer status; activist shareholders; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our SVS price; the impermissibility of SVS repurchases, or a determination not to repurchase SVS, under any normal course issuer bid (NCIB); potential unenforceability of judgments; negative publicity; the impact of climate change; and our ability to achieve our environmental, social and governance targets and goals, including with respect to climate change and greenhouse gas emissions reduction. The foregoing and other material risks and uncertainties are discussed in our public

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filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2022 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth in our end markets; growth in manufacturing outsourcing from customers in diversified markets; no significant unforeseen negative impacts to our operations (including from mutations or resurgences of COVID-19); no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen), and their impact on our sites, customers and suppliers; our ability to fully recover our tangible losses caused by the Batam Fire through insurance claims; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers' products; our ability to retain programs and customers; the stability of currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under our current NCIB, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand levels across our businesses; the impact of anticipated market conditions on our businesses; that global inflation and/or recession will not have a material impact on our revenues or expenses; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Global Communications             Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Financial Measures

The non-IFRS financial measures (including ratios based on non-IFRS financial measures) included in this press release are: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. As used herein, "Q1," "Q2," "Q3," and "Q4" followed by a year refers to the first quarter, second quarter, third quarter and fourth quarter of such year, respectively.

Since non-IFRS adjusted ROIC is based on non-IFRS operating earnings, in comparing this measure to the most directly comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in Q3 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes). This modification did not impact the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation.

In Q4 2022, we entered into a total return swap (TRS) agreement (TRS Agreement). Similar to employee stock-based compensation (SBC) expense, quarterly fair value adjustments of our TRS (TRS FVAs) are classified in cost of sales and SG&A expenses in our consolidated statement of operations. Commencing in Q1 2023, TRS FVAs are excluded in our determination of the following non-IFRS financial measures included herein: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings and adjusted EPS (for the reasons described below). TRS FVAs also impact the determination of our non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate, however, such impact was de minimis in Q2 2023 and 1H 2023.

We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable financial measures determined under IFRS.
In calculating our non-IFRS financial measures other than non-IFRS adjusted free cash flow (which is described in footnote (3) to the table below), management excludes the following items (where indicated): employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined below), all net of the associated tax adjustments (quantified in the table below), and any non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).The economic substance of these exclusions (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee SBC expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from

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quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.
TRS FVAs represent mark-to-market adjustments to our TRS, as the TRS is recorded at fair value at each quarter end. We exclude the impact of these non-cash fair value adjustments (both positive and negative), as they reflect fluctuations in the market price of our SVS from period to period, and not our ongoing operating performance. In addition, we believe that excluding these non-cash adjustments permits a better comparison of our core operating results to those of our competitors.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Other Charges (Recoveries) consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable; legal settlements (recoveries); specified credit facility-related charges; post-employment benefit plan losses; and, commencing Q2 2023, Secondary Offering Costs (defined below) and related costs pertaining to certain accounting considerations. We exclude these charges and recoveries because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs or recoveries. Our competitors may record similar charges and recoveries at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges and recoveries in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, accelerated depreciation of owned property and equipment which are no longer used and are available for sale and reductions in infrastructure.
Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; and (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries do not reflect our ongoing operations once these specified events are complete.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Secondary Offering Costs consist of costs associated with Onex's conversion and sale of our shares. Such costs (approximately $0.95 million) were incurred in Q2 2023 and 1H 2023 in connection with the Secondary Offering. Further Secondary Offering Costs will be applicable during any period in which additional conversions and sales by Onex occur. We believe that excluding Secondary Offering Costs permits a better comparison of our core operating results from period-to-period, as they do not reflect our ongoing operations, and will be inapplicable once such conversions and sales have been completed.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.

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The following table (which is unaudited) sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable financial measures determined under IFRS (in millions, except percentages and per share amounts):

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	Three months ended June 30				Six months ended June 30
	2022		2023		2022		2023
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,717.2		$1,939.4		$3,284.1		$3,777.2

IFRS gross profit	$149.9	8.7%	$184.6	9.5%	$282.4	8.6%	$348.6	9.2%
Employee SBC expense	5.3		4.8		10.9		13.3
TRS FVAs (gains)	—		(2.1)		—		(2.0)
Non-IFRS adjusted gross profit	$155.2	9.0%	$187.3	9.7%	$293.3	8.9%	$359.9	9.5%

IFRS SG&A	$71.0	4.1%	$69.1	3.6%	$136.7	4.2%	$147.0	3.9%
Employee SBC expense	(7.9)		(6.1)		(16.9)		(19.6)
TRS FVAs (gains)	—		2.9		—		2.8
Non-IFRS adjusted SG&A	$63.1	3.7%	$65.9	3.4%	$119.8	3.6%	$130.2	3.4%

IFRS earnings from operations	$62.7	3.7%	$87.8	4.5%	$103.3	3.1%	$147.2	3.9%
Employee SBC expense	13.2		10.9		27.8		32.9
TRS FVAs (gains)	—		(5.0)		—		(4.8)
Amortization of intangible assets (excluding computer software)	9.3		9.2		18.6		18.4
Other Charges (Recoveries)	(2.5)		3.5		2.3		8.1
Non-IFRS operating earnings (adjusted EBIAT)(1)	$82.7	4.8%	$106.4	5.5%	$152.0	4.6%	$201.8	5.3%

IFRS net earnings	$35.6	2.1%	$55.5	2.9%	$57.4	1.7%	$80.2	2.1%
Employee SBC expense	13.2		10.9		27.8		32.9
TRS FVAs (gains)	—		(5.0)		—		(4.8)
Amortization of intangible assets (excluding computer software)	9.3		9.2		18.6		18.4
Other Charges (Recoveries)	(2.5)		3.5		2.3		8.1
Adjustments for taxes(2)	(1.4)		(7.5)		(3.7)		(11.0)
Non-IFRS adjusted net earnings	$54.2		$66.6		$102.4		$123.8

Diluted EPS
Weighted average # of shares (in millions)	124.0		120.3		124.3		120.9
IFRS earnings per share	$0.29		$0.46		$0.46		$0.66
Non-IFRS adjusted earnings per share	$0.44		$0.55		$0.82		$1.02
# of shares outstanding at period end (in millions)	123.2		119.3		123.2		119.3

IFRS cash provided by operations	$86.9		$130.2		$122.2		$202.5
Purchase of property, plant and equipment, net of sales proceeds	(21.5)		(31.2)		(37.9)		(64.3)
Lease payments	(11.9)		(12.8)		(23.1)		(24.1)
Finance Costs paid (excluding debt issuance costs paid)	(10.2)		(19.4)		(17.4)		(38.1)
Non-IFRS adjusted free cash flow (3)	$43.3		$66.8		$43.8		$76.0

IFRS ROIC % (4)	12.3%		16.5%		10.3%		13.9%
Non-IFRS adjusted ROIC % (4)	16.2%		20.0%		15.1%		19.0%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, TRS FVAs (defined above), amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined above). See note 8 to our Q2 2023 Interim Financial Statements for separate quantification and discussion of the components of Other Charges (Recoveries).

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(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments (see below).

The following table sets forth a reconciliation of our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate to our IFRS tax expense and IFRS effective tax rate, respectively, for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended June 30				Six months ended June 30
	2022	Effective tax rate	2023	Effective tax rate	2022	Effective tax rate	2023	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$14.0	28%	$10.2	16%	$23.0	29%	$23.2	22%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	1.5		6.4		3.0		8.7
Amortization of intangible assets (excluding computer software)	0.7		0.7		1.5		1.5
Other Charges (Recoveries)	(0.8)		0.4		(0.8)		0.8
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$15.4	22%	$17.7	21%	$26.7	21%	$34.2	22%

(3)    Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs (defined below) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We do not consider debt issuance costs paid (nil in Q2 2023 and 1H 2023; nil and $0.8 million in Q2 2022 and 1H 2022, respectively) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. We believe that excluding Finance Costs paid (other than debt issuance costs and credit-agreement-related waiver fees paid) from cash provided by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)    Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital for the period. Net invested capital (calculated in the table below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. Average net invested capital for Q2 2023 is the average of net invested capital as at June 30, 2023 and March 31, 2023, and average net invested capital for 1H 2023 is the average of net invested capital as at December 31, 2022, March 31, 2023 and June 30, 2023. A comparable financial measure to non-IFRS adjusted ROIC determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average net invested capital for the period.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

	Three months ended		Six months ended
	June 30		June 30
	2022	2023	2022	2023

IFRS earnings from operations	$62.7	$87.8	$103.3	$147.2
Multiplier to annualize earnings	4	4	2	2
Annualized IFRS earnings from operations	$250.8	$351.2	$206.6	$294.4

Average net invested capital for the period	$2,036.8	$2,132.6	$2,010.2	$2,125.6

IFRS ROIC % (1)	12.3%	16.5%	10.3%	13.9%

	Three months ended		Six months ended
	June 30		June 30
	2022	2023	2022	2023

Non-IFRS operating earnings (adjusted EBIAT)	$82.7	$106.4	$152.0	$201.8
Multiplier to annualize earnings	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$330.8	$425.6	$304.0	$403.6

Average net invested capital for the period	$2,036.8	$2,132.6	$2,010.2	$2,125.6

Non-IFRS adjusted ROIC % (1)	16.2%	20.0%	15.1%	19.0%

	December 31 2022	March 31 2023	June 30 2023
Net invested capital consists of:
Total assets	$5,628.0	$5,468.1	$5,500.5
Less: cash	374.5	318.7	360.7
Less: ROU assets	138.8	133.1	146.5
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	3,003.0	2,873.9	2,870.6
Net invested capital at period end (1)	$2,111.7	$2,142.4	$2,122.7

	December 31 2021	March 31 2022	June 30 2022
Net invested capital consists of:
Total assets	$4,666.9	$4,848.0	$5,140.5
Less: cash	394.0	346.6	365.5
Less: ROU assets	113.8	109.8	133.6
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	2,202.0	2,347.4	2,612.1
Net invested capital at period end (1)	$1,957.1	$2,044.2	$2,029.3
(1)    See footnote 4 on the previous page.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2022	June 30 2023

Assets
Current assets:
Cash and cash equivalents		$374.5	$360.7
Accounts receivable	4	1,393.5	1,303.7
Inventories	5&12	2,350.3	2,345.6
Income taxes receivable		5.9	7.2
Other current assets	12	202.8	179.4
Total current assets		4,327.0	4,196.6

Property, plant and equipment		371.5	384.8
Right-of-use assets		138.8	146.5
Goodwill		321.8	321.6
Intangible assets		346.5	327.0
Deferred income taxes		68.9	72.1
Other non-current assets		53.5	51.9
Total assets		$5,628.0	$5,500.5

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	6	$52.2	$65.4
Accounts payable		1,440.8	1,276.7
Accrued and other current liabilities	5	1,462.2	1,510.0
Income taxes payable		82.1	63.1
Current portion of provisions		17.9	20.8
Total current liabilities		3,055.2	2,936.0

Long-term portion of borrowings under credit facility and lease obligations	6	733.9	718.0
Pension and non-pension post-employment benefit obligations		77.0	80.2
Provisions and other non-current liabilities		32.5	38.2
Deferred income taxes		51.7	47.5
Total liabilities		3,950.3	3,819.9

Equity:
Capital stock	7	1,714.9	1,677.8
Treasury stock	7	(18.5)	(27.8)
Contributed surplus		1,063.6	1,041.8
Deficit		(1,076.6)	(996.4)
Accumulated other comprehensive loss		(5.7)	(14.8)
Total equity		1,677.7	1,680.6
Total liabilities and equity		$5,628.0	$5,500.5

Commitments and Contingencies (note 11).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2022	2023	2022	2023

Revenue	3	$1,717.2	$1,939.4	$3,284.1	$3,777.2
Cost of sales	5	1,567.3	1,754.8	3,001.7	3,428.6
Gross profit		149.9	184.6	282.4	348.6
Selling, general and administrative expenses		71.0	69.1	136.7	147.0
Research and development		8.8	14.3	20.2	26.4
Amortization of intangible assets		9.9	9.9	19.9	19.9
Other charges (recoveries)	8	(2.5)	3.5	2.3	8.1
Earnings from operations		62.7	87.8	103.3	147.2
Finance costs	6	13.1	22.1	22.9	43.8
Earnings before income taxes		49.6	65.7	80.4	103.4
Income tax expense (recovery)	9
Current		23.5	11.9	37.0	29.8
Deferred		(9.5)	(1.7)	(14.0)	(6.6)
		14.0	10.2	23.0	23.2
Net earnings for the period		$35.6	$55.5	$57.4	$80.2

Basic earnings per share		$0.29	$0.46	$0.46	$0.66
Diluted earnings per share		$0.29	$0.46	$0.46	$0.66

Shares used in computing per share amounts (in millions):
Basic		124.0	120.3	124.3	120.9
Diluted		124.0	120.3	124.3	120.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2023	2022	2023

Net earnings for the period	$35.6	$55.5	$57.4	$80.2
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(5.1)	(3.1)	(7.9)	(4.6)
Changes from currency forward derivative hedges	(8.5)	(6.5)	(5.5)	(5.4)
Changes from interest rate swap derivative hedges	5.0	4.5	15.5	0.9
Total comprehensive income for the period	$27.0	$50.4	$59.5	$71.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2022		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	7
Issuance of capital stock		0.5	—	(0.4)	—	—	0.1
Repurchase of capital stock for cancellation(b)		(25.4)	(0.4)	15.7	—	—	(10.1)
Purchase of treasury stock for stock-based compensation (SBC) plans (c)		—	(11.1)	—	—	—	(11.1)
Equity-settled SBC		—	31.6	(3.4)	—	—	28.2
Total comprehensive income (loss):
Net earnings for the period		—	—	—	57.4	—	57.4
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(7.9)	(7.9)
Changes from currency forward derivative hedges		—	—	—	—	(5.5)	(5.5)
Changes from interest rate swap derivative hedges		—	—	—	—	15.5	15.5
Balance -- June 30, 2022		$1,739.6	$(28.8)	$1,041.7	$(1,198.2)	$(24.7)	$1,529.6

Balance -- January 1, 2023		$1,714.9	$(18.5)	$1,063.6	$(1,076.6)	$(5.7)	$1,677.7
Capital transactions:	7
Issuance of capital stock (d)		0.2	—	(0.2)	—	—	—
Repurchase of capital stock for cancellation	7	(37.3)	1.8	9.9	—	—	(25.6)
Purchase of treasury stock for SBC plans (e)		—	(26.6)	—	—	—	(26.6)
SBC cash settlement	7	—	—	(49.8)	—	—	(49.8)
Equity-settled SBC		—	15.5	18.3	—	—	33.8
Total comprehensive income (loss):
Net earnings for the period		—	—	—	80.2	—	80.2
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(4.6)	(4.6)
Changes from currency forward derivative hedges		—	—	—	—	(5.4)	(5.4)
Changes from interest rate swap derivative hedges		—	—	—	—	0.9	0.9
Balance -- June 30, 2023		$1,677.8	$(27.8)	$1,041.8	$(996.4)	$(14.8)	$1,680.6
(a)Accumulated other comprehensive loss is net of tax.
(b)Consists of $17.6 paid to repurchase subordinate voting shares (SVS) for cancellation under our normal course issuer bid (NCIB) during the first half of 2022, offset in part by the reversal of $7.5 accrued as of December 31, 2021 for the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) for cancellation under an automatic share purchase plan (ASPP) executed in December 2021 for such purpose (see note 7).
(c)Consists of $44.9 paid to repurchase SVS for delivery obligations under our SBC plans during the first half of 2022, offset in part by the reversal of $33.8 accrued as of December 31, 2021 for the estimated Contractual Maximum Quantity under a separate ASPP executed in December 2021 for such purpose (see note 7).
(d)In June 2023, we issued 11.8 million SVS upon conversion of an equivalent number of our multiple voting shares with nil impact on our aggregate capital stock amount (see note 7).
(e)Consists of $5.2 paid to repurchase SVS for delivery obligations under our SBC plans during the first half of 2023 and $21.4 accrued as of June 30, 2023 for the estimated Contractual Maximum Quantity under an ASPP executed in June 2023 for such purpose (see note 7).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2022	2023	2022	2023

Cash provided by (used in):
Operating activities:
Net earnings for the period		$35.6	$55.5	$57.4	$80.2
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		35.9	39.4	71.8	77.7
Equity-settled employee SBC expense	7	13.2	10.9	27.8	32.9
Total return swap fair value adjustments		—	(5.0)	—	(4.8)
Other charges	8	0.6	2.9	0.9	2.9
Finance costs		13.1	22.1	22.9	43.8
Income tax expense		14.0	10.2	23.0	23.2
Other		1.7	3.6	2.4	6.9
Changes in non-cash working capital items:
Accounts receivable		32.3	(43.7)	49.2	89.8
Inventories		(263.8)	57.7	(501.6)	4.7
Other current assets		(28.6)	20.7	(39.1)	29.3
Accounts payable, accrued and other current liabilities and provisions		251.3	(4.1)	435.1	(133.3)
Non-cash working capital changes		(8.8)	30.6	(56.4)	(9.5)
Net income tax paid		(18.4)	(40.0)	(27.6)	(50.8)
Net cash provided by operating activities		86.9	130.2	122.2	202.5

Investing activities:
Purchase of computer software and property, plant and equipment		(21.6)	(32.1)	(38.0)	(65.2)
Proceeds related to the sale of assets		0.1	0.9	0.1	0.9
Net cash used in investing activities		(21.5)	(31.2)	(37.9)	(64.3)

Financing activities:
Repayments under term loans	6	(4.5)	(4.6)	(9.1)	(9.2)
Lease payments		(11.9)	(12.8)	(23.1)	(24.1)
Issuance of capital stock		—	—	0.1	—
Repurchase of capital stock for cancellation	7	(9.8)	(15.0)	(17.6)	(25.6)
Purchase of treasury stock for stock-based plans	7	(10.1)	(5.2)	(44.9)	(5.2)
SBC cash settlement	7	—	—	—	(49.8)
Finance costs paid(a)	6	(10.2)	(19.4)	(18.2)	(38.1)
Net cash used in financing activities		(46.5)	(57.0)	(112.8)	(152.0)

Net increase (decrease) in cash and cash equivalents		18.9	42.0	(28.5)	(13.8)
Cash and cash equivalents, beginning of period		346.6	318.7	394.0	374.5
Cash and cash equivalents, end of period		$365.5	$360.7	$365.5	$360.7
(a)Finance costs paid in the three and six months ended June 30, 2023 include nil debt issuance costs (three and six months ended June 30, 2022 — nil and $0.8, respectively).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended June 30, 2023 (Q2 2023 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of June 30, 2023 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2023 (referred to herein as Q2 2023 and 1H 2023, respectively). The Q2 2023 Interim Financial Statements should be read in conjunction with our 2022 audited consolidated financial statements (2022 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2022. The Q2 2023 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q2 2023 Interim Financial Statements were authorized for issuance by our board of directors on July 26, 2023.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints and the impact of the fire event in June 2022 described in note 12), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q2 2023 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, and customer creditworthiness. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairment of our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Accounting policies:

Except for: (i) Amendments to IAS 1 and IFRS Practice Statement 2, IAS 8, and IAS 12; and (ii) IFRS 17, each adopted as of January 1, 2023 as described below, the Q2 2023 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2022 AFS.

Recently adopted accounting standards and amendments:

Making Materiality Judgements (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements”, which provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities are to apply the concept of materiality in making decisions about accounting policy disclosures. These amendments are applicable for annual periods beginning on or after January 1, 2023. These amendments, which we adopted as of such date, had no material impact and will be reflected in our annual 2023 consolidated financial statements.

Definition of accounting estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of accounting estimates (Amendments to IAS 8) to clarify the distinction between accounting policies and accounting estimates. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes)

In May 2021, the IASB issued Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes) to clarify how to account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12 Income Taxes)

In May 2023, the IASB issued amendments to IAS 12 to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. We adopted the required amendments in May 2023, and have applied the mandatory temporary exception to recognizing and disclosing information related to Pillar Two income taxes. We are currently in the process of evaluating the impact of the Pillar Two Model Rules on our consolidated financial statements.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 replaces IFRS 4 and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. This standard is effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market,

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. See note 25 to our 2022 AFS for a description of the businesses that comprise our segments. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs (defined in note 6), employee stock-based compensation (SBC) expense, fair value adjustments (TRS FVAs) related to our total return swap agreement (TRS Agreement) executed in December 2022 (commencing in the first quarter of 2023 (Q1 2023)), amortization of intangible assets (excluding computer software), and other charges (recoveries) (the components of which are described in note 8), as these costs and charges are managed and reviewed by our Chief Executive Officer at the company level. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to Celestica as a whole.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended June 30				Six months ended June 30
	2022		2023		2022		2023
		% of total		% of total		% of total		% of total
ATS	$695.3	40%	$865.3	45%	$1,392.0	42%	$1,657.5	44%
CCS	1,021.9	60%	1,074.1	55%	1,892.1	58%	2,119.7	56%
Communications end market revenue as a % of total revenue		39%		29%		38%		32%
Enterprise end market revenue as a % of total revenue		21%		26%		20%		24%
Total	$1,717.2		$1,939.4		$3,284.1		$3,777.2

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended June 30				Six months ended June 30
	Note	2022		2023		2022		2023
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$31.6	4.5%	$41.9	4.8%	$66.7	4.8%	$76.5	4.6%
CCS segment income and margin		51.1	5.0%	64.5	6.0%	85.3	4.5%	125.3	5.9%
Total segment income		82.7		106.4		152.0		201.8
Reconciling items:
Finance costs	6	13.1		22.1		22.9		43.8
Employee SBC expense		13.2		10.9		27.8		32.9
TRS FVAs (gains)	10	—		(5.0)		—		(4.8)
Amortization of intangible assets (excluding computer software)		9.3		9.2		18.6		18.4
Other charges (recoveries)	8	(2.5)		3.5		2.3		8.1
IFRS earnings before income taxes		$49.6		$65.7		$80.4		$103.4

Customers:

One customer (in our CCS segment) individually represented 10% or more of total revenue in Q2 2023 (18%) and 1H 2023 (17%). One customer (in our CCS segment) represented 10% or more of total revenue (13%) in the second quarter of 2022 (Q2 2022). No customer represented 10% or more of total revenue in the first half of 2022 (1H 2022).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Typically, revenue from our Enterprise end market decreases in the first quarter of the year compared to the previous quarter, and then increases in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an A/R sales program agreement with a third-party bank to sell up to $450.0 (as amended at the end of March 2023 to increase the prior limit of $405.0) in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of June 30, 2023, we participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant A/R directly from these customers.

At June 30, 2023, we sold $253.5 of A/R (December 31, 2022 — $245.6) under our A/R sales program, and $112.4 of A/R (December 31, 2022 — $105.6) under the SFPs. The A/R sold under each of these programs are de-recognized from our A/R balance at the time of sale, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At June 30, 2023, our A/R balance included $215.3 (December 31, 2022 — $292.9) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

5.             INVENTORIES
We record inventory write-downs, net of valuation recoveries, in cost of sales. Inventories are valued at the lower of cost and net realizable value. Inventory write-downs reflect the write-down of inventory to its net realizable value. Valuation recoveries primarily reflect gains on the disposition of previously written-down inventory and recoveries reflecting current and forecasted usage. We recorded net inventory write-downs of $9.5 and $23.3 for Q2 2023 and 1H 2023, respectively (Q2 2022 — $5.7; 1H 2022 — $8.2). The accounting treatment of inventories destroyed in a fire event in June 2022 is described in note 12.

We receive cash deposits from certain of our customers primarily to help mitigate the impact of high inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of June 30, 2023 totaled $809.7 (December 31, 2022 — $825.6), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature in December 2026.

The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

On June 14, 2023 (effective for all new interest periods for existing borrowings and all new borrowings as of such date), we amended our Credit Facility (June 2023 Amendments) to replace LIBOR with the term Secured Overnight Financing Rate (SOFR) plus 0.1% (Adjusted Term SOFR). The June 2023 Amendments did not have a significant impact on our Q2 2023 Interim Financial Statements. Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at: (i) LIBOR for interest periods beginning prior to June 14, 2023 and Adjusted Term SOFR thereafter, (ii) Base Rate, (iii) Canadian Prime, (iv) an Alternative Currency Daily Rate, or (v) an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR and Adjusted Term SOFR borrowings (as applicable) and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. As of June 30, 2023, the Initial Term Loan bears interest at Adjusted Term SOFR plus 2.125%, and the Incremental Term Loan bears interest at Adjusted Term SOFR plus 2.0%.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which have been paid in prior years. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2022 excess cash flow will be required in 2023. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2022 net cash proceeds will be required in 2023. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2022 and 1H 2023 is set forth below:

	Revolver (1)	Term loans
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022(2)	—	(4.5625)
Amount repaid in Q2 2022(2)	—	(4.5625)
Amount repaid in Q3 2022(2)	—	(4.5625)
Amount repaid in Q4 2022(3)	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2
Amount repaid in Q1 2023(2)	—	(4.5625)
Amount repaid in Q2 2023(2)	—	(4.5625)
Outstanding balances as of June 30, 2023	$—	$618.0
(1)    In addition to the activity described in this table, we have drawn on the Revolver for short term borrowings from time-to-time during the periods set forth above and repaid such borrowings in full within the quarter borrowed, with no impact to the amounts outstanding at the relevant quarter-end. Such intra-quarter borrowings and repayments are excluded from this table.
(2)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan.
(3)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan and a $15.0 voluntary prepayment under the Initial Term Loan.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
At June 30, 2023 and December 31, 2022, we were in compliance with all restrictive and financial covenants under the Credit Facility.

The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 10)
	December 31 2022	June 30 2023	December 31 2022	June 30 2023
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$280.4	$280.4	$100.0	$100.0
Incremental Term Loan	346.8	337.6	230.0	230.0
Total	$627.2	$618.0	$330.0	$330.0
Total borrowings under Credit Facility	$627.2	$618.0
Unamortized debt issuance costs related to our term loans (1)	(3.5)	(3.1)
Lease obligations(2)	162.4	168.5
	$786.1	$783.4
Total Credit Facility and lease obligations:
Current portion	$52.2	$65.4
Long-term portion	733.9	718.0
	$786.1	$783.4
(1)We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to the Credit Facility. Debt issuance costs incurred in Q2 2023 and 1H 2023 in connection with our Revolver totaling $0.2 (Q2 2022 and 1H 2022 — nil and $0.3 respectively) were deferred as other assets on our consolidated balance sheet and are amortized on a straight line basis over the remaining term of the Revolver. Debt issuance costs incurred in Q2 2023 and 1H 2023 in connection with our Term Loans totaling $0.2 (Q2 2022 and 1H 2022 — nil and $0.3 respectively) were deferred as long-term debt on our consolidated balance sheet and are amortized over their respective terms using the effective interest rate method.
(2)These lease obligations represent the present value of unpaid lease payment obligations recognized as liabilities as of December 31, 2022 and June 30, 2023, respectively, which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities as of June 30, 2023 because such leases had not yet commenced as of such date. A description of these leases and minimum lease obligations thereunder are disclosed in note 24 to the 2022 AFS.

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	December 31 2022	June 30 2023
Outstanding L/Cs under the Revolver	$18.0	$17.3
Outstanding L/Cs and surety bonds outside the Revolver	23.8	15.8
Total	$41.8	$33.1
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our A/R sales program and the SFPs, and interest expense on our lease obligations, net of interest income earned.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
7.            CAPITAL STOCK

Secondary Offering by Onex Corporation (Onex):

In connection with an underwritten secondary public offering by Onex, our controlling shareholder, of 12 million SVS completed in June 2023 (Secondary Offering), we issued approximately 11.8 million SVS upon conversion of an equivalent number of our multiple voting shares. This transaction had nil impact on our aggregate capital stock amount.
SVS Repurchase Plans:
In recent years, we have repurchased SVS in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.

On December 2, 2021, the TSX accepted our notice to launch an NCIB (2021 NCIB), which allowed us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. In each of December 2021 and June 2022, we entered into an NCIB ASPP, each of which has since expired. We accrued $7.5 at December 31, 2021, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) under the December 2021 NCIB ASPP (0.7 million SVS), which was reversed in 1H 2022. There was no such accrual at June 30, 2022. In each of December 2021 and May 2022, we entered into an SBC ASPP, each of which has since expired. We accrued $33.8 at December 31, 2021, representing the estimated Contractual Maximum Quantity (3.0 million SVS) under the December 2021 SBC ASPP, which was reversed in 1H 2022. There was no such accrual at June 30, 2022.

On December 8, 2022, the TSX accepted our notice to launch another NCIB (2022 NCIB), which allows us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of June 30, 2023, approximately 6.3 million SVS remain available for repurchase under the 2022 NCIB. In each of December 2022 and February 2023, we entered into an NCIB ASPP, each of which has since expired. There was no NCIB ASPP accrual at December 31, 2022 or June 30, 2023. In May 2023, we entered into an SBC ASPP which expired in June 2023. In June 2023, we entered into another SBC ASPP. In connection with the June 2023 SBC ASPP, we recorded an accrual of $21.4 as of June 30, 2023 (June 2023 SBC Accrual), representing the Contractual Maximum Quantity (1.5 million SVS) thereunder.

SVS repurchased in Q2 2023, 1H 2023 and the respective prior year periods for cancellation and for SBC plan delivery obligations (including under ASPPs) are set forth in the chart below.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
SVS repurchases:

	Three months ended June 30		Six months ended June 30
	2022	2023	2022	2023
Aggregate cost(1) of SVS repurchased for cancellation	$9.8	$15.0	$17.6	$25.6
Number of SVS repurchased for cancellation (in millions)(2)	1.0	1.4	1.7	2.2
Weighted average price per share for repurchases	$10.30	$11.03	$10.80	$11.80
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (3) (see below)	$10.1	$5.2	$44.9	$5.2
Number of SVS repurchased for delivery under SBC plans (in millions)(4)	0.9	0.4	3.9	0.4
(1)Includes transaction fees.
(2)For Q2 2023 and 1H 2023, includes 0.5 million and 0.9 million NCIB ASPP purchases of SVS for cancellation, respectively. For Q2 2022 and 1H 2022, includes 1.0 million and 1.2 million NCIB ASPP purchases of SVS for cancellation, respectively.
(3)For Q2 2023 and 1H 2023, excludes the $21.4 June 2023 SBC Accrual.
(4)For each period, consists entirely of SBC ASPP purchases through an independent broker.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At June 30, 2023, the broker held 0.5 million SVS with a value of $6.4 (December 31, 2022 — 1.5 million SVS with a value of $16.7) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 1.4 million SVS held by the broker (including additional SVS purchased during 1H 2023) to settle SBC awards during 1H 2023.

We grant restricted share units (RSUs) and performance share units (PSUs), and from time-to-time stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest varies from 0% to 200% of a target amount granted. For PSUs granted in 2020, 2021 and 2022, the number of PSUs that vested (or will vest) are based on the level of achievement of a pre-determined non-market performance measurement in the final year of the relevant three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies, in each case over the relevant three-year performance period. For PSUs granted in 2023, the number of PSUs that will vest are based on the level of achievement of a different predetermined non-market performance measurement, subject to modification by our relative TSR compared to a pre-defined group of companies, in each case over the relevant three-year performance period. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2022 AFS for further detail.

Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below (no stock options were granted in the periods below):

	Three months ended June 30		Six months ended June 30
	2022	2023	2022	2023
RSUs Granted:
Number of awards (in millions)	0.2	0.1	1.9	1.9
Weighted average grant date fair value per unit	$11.01	$11.53	$12.30	$12.69

PSUs Granted:
Number of awards (in millions, representing 100% of target)	0.1	0.009	1.3	1.3
Weighted average grant date fair value per unit	$12.42	$10.63	$14.27	$14.98

DSUs Granted:
Number of awards (in millions)	0.03	0.03	0.06	0.06
Weighted average grant date fair value per unit	$9.72	$14.42	$10.70	$13.58

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
In Q1 2023, we settled a portion of RSUs and PSUs that vested during the quarter with a cash payment of $49.8.
In December 2022, we entered into the TRS Agreement to manage cash flow requirements and our exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See note 10 for further detail.

Information regarding employee and director SBC expense and TRS FVAs for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2022	2023	2022	2023
Employee SBC expense in cost of sales	$5.3	$4.8	$10.9	$13.3
Employee SBC expense in SG&A	7.9	6.1	16.9	19.6
Total employee SBC expense	$13.2	$10.9	$27.8	$32.9

TRS FVAs (gains) in cost of sales	$—	$(2.1)	$—	$(2.0)
TRS FVAs (gains) in SG&A	—	(2.9)	—	(2.8)
Total TRS FVAs (gains)	$—	$(5.0)	$—	$(4.8)

Sum of employee SBC expense and TRS FVAs	$13.2	$5.9	$27.8	$28.1

Director SBC expense in SG&A(1)	$0.5	$0.6	$1.1	$1.2
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

8.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2022	2023	2022	2023
Restructuring charges (a)	$0.9	$5.2	$4.0	$9.5
Transition Costs (Recoveries) (b)	(3.6)	—	(2.1)	—
Acquisition Costs (c)	0.2	—	0.4	0.3
Other costs (recoveries) (d)	—	(1.7)	—	(1.7)
	$(2.5)	$3.5	$2.3	$8.1
(a)    Restructuring:

Our restructuring activities for Q2 2023 and 1H 2023 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $2.3 and $6.6 in Q2 2023 and 1H 2023, respectively (Q2 2022 and 1H 2022 — $0.3 and $3.1, respectively), primarily for employee termination costs. We recorded non-cash restructuring charges of $2.9 in Q2 2023 and 1H 2023, consisting primarily of accelerated depreciation of equipment, building improvements and right-of-use assets related to disengaging programs and vacated properties (Q2 2022 and 1H 2022 — $0.6 and $0.9, respectively, consisting primarily of the accelerated depreciation of: (i) assets related to disengaging programs in the first quarter of 2022 (Q1 2022); and (ii) right-of-use assets in connection with vacated properties in Q2 2022). At June 30, 2023, our restructuring provision was $5.3 (December 31, 2022 — $5.8), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs (Recoveries):

Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; and (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We incurred no Transition Costs or Transition Recoveries in Q2 2023 or 1H 2023. We incurred no Transition Costs during Q2 2022 and $1.5 of Transition Costs

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
during 1H 2022, related primarily to the disposal of assets reclassified as held for sale in Q1 2022. In Q2 2022 and 1H 2022, we recorded $3.6 in Transition Recoveries, reflecting the gain on the disposal of such assets held for sale.

(c)    Acquisition Costs:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

We recorded Acquisition Costs of nil in Q2 2023 and $0.3 in 1H 2023 related to potential acquisitions (Q2 2022 — $0.2; 1H 2022 — $0.4, each related to the acquisition of PCI Private Limited in November 2021).

(d)    Other costs (recoveries):

Other in Q2 2023 and 1H 2023 consisted of legal recoveries of $2.7 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff, offset in part by an aggregate of $1.0 of costs, substantially all of which consisted of fees and expenses of the Secondary Offering (see note 7).

9.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q2 2023 net income tax expense of $10.2 included a $2.0 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries (Repatriation Expense). Our 1H 2023 net income tax expense of $23.2 was favorably impacted by $5.5 in reversals of tax uncertainties in one of our Asian subsidiaries, partially offset by a $3.3 Repatriation Expense. Taxable foreign exchange impacts were not significant in Q2 2023 or 1H 2023.

Our Q2 2022 net income tax expense was $14.0. Our 1H 2022 net income tax expense of $23.0 was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q2 2022 or 1H 2022.

10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Equity price risk:

In December 2022, we entered into the TRS Agreement with a third-party bank with respect to a notional amount of 3.0 million of our SVS (Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement’s term, in exchange for periodic payments made by us based on the counterparty’s SVS purchase costs and SOFR plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. By the end of Q1 2023, the counterparty had acquired the entire Notional Amount at a weighted average price of $12.73 per share. The TRS Agreement provides for automatic annual one-year extensions (subject to specified conditions), and may be terminated by either party at any time. The TRS does not qualify for hedge accounting. As of June 30, 2023, the fair value of TRS Agreement was an unrealized gain of $4.8, which we recorded in other current assets on our consolidated balance sheet. TRS FVAs (representing the change of fair value of TRS) are recognized in our consolidated statement of operations each quarter. See note 7 for TRS FVAs in Q2 2023 and 1H 2023.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest for a portion of the borrowings under our Term Loans. At June 30, 2023, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps); (iii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

We amended our Credit Facility in June 2023 to replace LIBOR with Adjusted Term SOFR. See note 6. In June 2023, all of our interest rate swap agreements were similarly amended. None of these amendments (individually or in the aggregate) had a significant impact on our Q2 2023 Interim Financial Statements. We continue to apply hedge accounting to our interest rate swaps.

At June 30, 2023, the interest rate risk related to $288.0 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($180.4 under the Initial Term Loan and $107.6 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 6.

At June 30, 2023, the fair value of our interest rate swap agreements was an unrealized gain of $19.8 (December 31, 2022 — an unrealized gain of $18.7), which we recorded in other current assets and other non-current assets on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

In previous periods, our A/R sales program and three customer SFPs that were indexed to LIBOR transitioned to alternative benchmark rates with predetermined spreads, and our lease arrangements with progress payments indexed to LIBOR transitioned to SOFR-based benchmark rates. None of these transitions (individually or in the aggregate) had a significant impact on our consolidated financial statements.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at June 30, 2023 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2023.

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Mexican peso
Cash and cash equivalents	$2.7	$16.2	$3.0	$9.3	$0.5
Accounts receivable	0.2	70.6	0.2	16.9	—
Income taxes and value-added taxes receivable	18.6	0.5	0.8	2.7	55.3
Other financial assets	—	3.6	0.4	0.3	1.0
Pension and non-pension post-employment liabilities	(49.2)	(0.8)	(18.9)	(0.6)	(4.2)
Income taxes and value-added taxes payable	(18.1)	(0.8)	(4.8)	(10.4)	(11.0)
Accounts payable and certain accrued and other liabilities and provisions	(58.5)	(42.8)	(34.5)	(36.8)	(16.5)
Net financial assets (liabilities)	$(104.3)	$46.5	$(53.8)	$(18.6)	$25.1

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

At June 30, 2023, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$202.2	$0.75	12	$3.2
Thai baht	153.4	0.03	12	(4.4)
Malaysian ringgit	120.0	0.23	12	(4.0)
Mexican peso	83.8	0.05	12	3.8
British pound	2.7	1.25	4	(0.1)
Chinese renminbi	32.1	0.14	8	(2.0)
Euro	84.8	1.09	9	0.4
Romanian leu	41.6	0.21	12	1.4
Singapore dollar	23.8	0.75	12	(0.1)
Japanese yen	9.4	0.0071	4	0.6
Korean won	4.2	0.0008	4	—
Total	$758.0			$(1.2)

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				0.3
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				(1.5)
				$(1.2)
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at June 30, 2023.
At June 30, 2023, the aggregate fair value of our outstanding contracts was a net unrealized loss of $1.2 (December 31, 2022 — net unrealized gain of $5.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At June 30, 2023, we recorded $14.7 of derivative assets in other current assets and $15.9 of derivative liabilities in accrued and other current liabilities (December 31, 2022 — $18.9 of derivative assets in other current assets and $13.7 of derivative liabilities in accrued and other current liabilities).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2022 or 1H 2023. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans, or which is a counterparty to our TRS Agreement, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments were made to our allowance for doubtful accounts during Q2 2023 or 1H 2023 in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 4 and 6. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.
11.         COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Taxes and Other Matters:

In the third quarter of 2021 (Q3 2021), the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
12.        FIRE EVENT

In June 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories and damaged a building and equipment located at the site. Our manufacturing operations at the site were briefly paused, but resumed in June 2022. In 2022, we wrote down inventories destroyed (approximately $94) and a building and equipment damaged (approximately $1) by the fire. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. In 2022 and 1H 2023, we recovered $31 and $17 of our inventory losses through insurance proceeds, respectively. As of June 30, 2023, we recorded an estimated receivable of approximately $47 related to remaining anticipated insurance proceeds in other current assets on our consolidated balance sheet. The write-downs and the offsetting insurance receivable (in equivalent amounts) were each recorded in other charges in 2022, resulting in no net impact to 2022 net earnings. We determined that this event did not constitute an impairment review triggering event for the applicable CGU, and no impairments to our intangibles or goodwill were recorded in connection therewith in 2022 or 1H 2023.

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